Law Offices Of Michael H. Hoffman, P.A.

1521 Alton Road, No. 284
Miami, Florida  33139
Tel:  (786) 280-7575
Fax:  (509) 562-3211
Email: michael@mySEClawyer.com

September 3, 2009

United States Securities
and Exchange Commission
Mail Stop 3561
Washington, D.C.  20549

Re: Anasazi Capital Corp.
Item 4.01 Form 8-K
Filed June 10, 2009
File No. 0-52202

Dear Sir or Madam:

On behalf of Anasazi Capital Corp. (the “Company”), we are responding to the letter from the staff of August 28, 2009 to Paul Garcia, President, of the Company.  Enclosed herewith please find Amendment No. 1 to the Item 4.01 Form 8- K of the Company (the “Amendment”).

The Company acknowledges the staff comment to amend the Company’s Item 4.01 Form 8-K, filed June 10, 2009, to disclose that the PCAOB registration of Moore and Associates Chartered (“Moore”), was revoked because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.  The Company wishes to inform the staff that in the Amendment the Company has disclosed Moore’s PCAOB registration revocation, as specified in the staff comment.  The Company was unable to obtain the Exhibit 16 letter from Moore.

Lake and Associates, CPA’s LLC (“Lake”), the Company’s newly appointed independent registered public accounting firm, has re-audited the Company’s financial statements for the years ended December 31, 2008 and December 31, 2007 and for the period July 17, 2006 (inception) through December 31, 2008.  Lake’s audit report covering such periods is contained in the Company’s Form 10-K for the fiscal year ended December 31, 2008, which is being filed concurrently with the Amendment.

Should you have any comments or questions regarding the foregoing, please feel free to contact the undersigned.

Sincerely yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman, Esq.
Michael H. Hoffman, Esq.